Master Tax-Exempt LLC
File Number: 811-21301
CIK Number: 1186243
For the Period Ending: 03/31/2008

Pursuant to Exemptive Release Order No. IC-15520 dated January 5, 1987, the following schedule enumerates the transactions with Merrill Lynch, Pierce, Fenner & Smith Incorporated, for the year ended March 31, 2008.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

6/6/07	$20,000	Wisconsin State GO ECN	3.750%	7/9/07
7/9/07	20,000	Wisconsin State GO ECN	3.720	8/14/07
8/14/07	30,000	Wisconsin State GO ECN	3.690	10/17/07
10/17/07	30,000	Wisconsin State GO ECN	3.530	12/3/07
12/3/07	30,000	Wisconsin State GO ECN	3.350	3/5/08
2/19/08	10,000	Wisconsin State GO ECN	2.000	4/4/08
2/19/08	10,000	Wisconsin State GO ECN	2.000	5/19/08